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SEC FILE NUMBER
8-33133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2016 (MM/DD/YY) AND ENDING September 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street, Suite 700
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40241
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 NOV PM 4:29 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

J.J.B. HILLIARD, W.L. LYONS, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):			Page
(x)	(a)	Facing Page.	
(x)		Report of Independent Registered Public Accounting Firm.	
(x)	(b)	Statement of Financial Condition.	3
(x)	(c)	Statement of Income.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Members' Equity.	6
(x)	(f)	Statement of Changes in Subordinated Liability.	7
(x)		Notes to Financial Statements.	8-20
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	21
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanation of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.	
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report (filed under separate cover).	
( )	(n)	Supplemental Report on Internal Control (A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit).	

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).

AFFIRMATION

We, James R. Allen and Charles M. Grimley, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") for the year ended September 30, 2017, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



November 28, 2017

James R. Allen — Date

Chief Executive Officer
Title



November 28, 2017

Charles M. Grimley — Date

Chief Financial Officer
Title



Notary Public

My Commission expires: October 27, 2021

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") as of September 30, 2017. This financial statement is the responsibility of J.J.B. Hilliard, W.L. Lyons, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 28, 2017

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

September 30, 2017

ASSETS	
Cash and cash equivalents	$ 43,734,442
Securities owned, at fair value	53,904,657
Receivable from brokers, dealers and clearing organizations	9,394,421
Receivable from affiliate	25,762,069
Commissions receivable	6,990,930
Miscellaneous receivables	6,932,154
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $15,448,716)	8,994,173
Goodwill	122,709,253
Intangible assets, net of accumulated amortization:	
Client relationships	43,575,000
Trademarks	47,000,000
Total intangible assets, net of accumulated amortization of $39,425,000	90,575,000
Prepaid expenses and other assets	6,139,533
TOTAL ASSETS	$375,136,632
LIABILITIES	
Drafts payable	$ 2,323,365
Payable to brokers, dealers and clearing organizations	21,796,512
Payable to affiliate	962
Accrued compensation and employee benefits	35,124,636
Other liabilities	7,751,482
TOTAL LIABILITIES	66,996,957
Subordinated liability	7,000,000
Commitments and contingencies - Notes 8 and 11	
MEMBERS' EQUITY	301,139,675
TOTAL LIABILITIES AND MEMBERS' EQUITY	$375,136,632

See accompanying Notes to Statement of Financial Condition.

1. Organization and Business Description

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and various other exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in various securities-related activities including retail brokerage, financial planning, securities trading, investment banking, and asset management. The Company, headquartered in Louisville, Kentucky, is a limited liability company organized under the laws of the Commonwealth of Kentucky. The Company serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States. The Company was servicing client assets of approximately $39.5 billion as of September 30, 2017. The Company is a subsidiary of HL Financial Services, LLC (the "Parent"). Houchens Industries, Inc. owns 0.00177% of the Company.

The Company signed a clearing agreement with First Clearing, LLC (the "Clearing Agent") during the year in which, as part of the agreement, the Clearing Agent will provide the Company with a technology platform of new tools and capabilities including an expanded array of planning and reporting services (see Note 9). As a result, the Company is now a fully-disclosed broker-dealer as of August 2017 and no longer holds funds or securities for, or owes funds or securities to, its customers. Since August 2017, the Company has claimed the exemptive provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements and Disclosures"* (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard also defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability. The Standard describes three levels of inputs that may be used to measure fair value:

2. Accounting Policies (continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs which are measured using the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities owned and securities sold, not yet purchased, are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Cash and cash equivalents, and other receivables are carried at cost, which approximates fair value due to their relatively short-term nature (Level 1 of the fair value hierarchy). The Company's short-term liabilities such as drafts payable, and other payables are recorded at contracted amounts, which approximate fair value due to their relatively short-term nature (Level 1 of the fair value hierarchy).

Fair value of the subordinated liability is based on current rates for similar financings (Level 2 of the fair value hierarchy). The fair value of the subordinated liability is approximately $6.1 million at September 30, 2017.

Cash and Cash Equivalents and Drafts Payable

The Company considers all highly liquid investments with original or remaining maturities of three months or less to be cash equivalents. These balances are available for use against drafts payable to vendors of $2.3 million due to cross-collateral provisions.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

2. Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on March 31, 2008. Accounting Standards Codification 350, "*Intangibles – Goodwill and Other*" provides that goodwill is not amortized and is reviewed for impairment at least annually or whenever indications of impairment exist. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than the carrying amount. If the Company determines it is more likely than not that the fair value of the Company is greater than the

carrying amount it would not be required to perform the two-step impairment test. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All indefinite-lived intangible assets are reviewed for impairment annually using qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible assets are impaired. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets at least annually. An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state income taxes. The Company accounts for contingencies associated with uncertain tax positions as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. All taxable income and other tax costs and benefits are passed through to the respective members. The Company files U.S. federal and various state and local income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for fiscal years before 2014.

2. Accounting Policies (continued)

Recently Issued Accounting Standards

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), which requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the statement of financial condition. The guidance is effective for fiscal years beginning after December 15, 2018, however early adoption is permitted. The Standard will have an impact on the statement of financial condition, although the Company is still evaluating the magnitude once the Standard becomes effective.

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, "*Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*," ("ASU 2017-04") which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. ASU 2017-04 requires that the annual goodwill impairment test be performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge should be recognized for the amount by which the carrying amount exceeds the fair value of the reporting unit. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 also eliminates the requirement for any reporting unit with zero or negative carrying amount to perform a qualitative assessment and, if it fails, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The guidance is effective for fiscal years beginning after December 15, 2019 however early adoption is permitted. The Company does not expect the Standard will have a significant impact on the statement of financial condition.

3. Goodwill and Other Intangible Assets

The Parent acquired the Company on March 31, 2008. The acquired assets, including goodwill and other intangible assets, and assumed liabilities were recorded at fair value.

Goodwill

As of September 30, 2017, goodwill totaled $122.7 million.

Intangible Assets

September 30, 2017	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period in Years
Finite-Lived Intangible Assets				
Client Relationships	$ 83,000,000	$(39,425,000)	$43,575,000	20
Indefinite-Lived Intangible Assets				
Trademarks	$ 47,000,000	-	$47,000,000	
Total Intangible Assets	$130,000,000	$(39,425,000)	$90,575,000	

4. Securities Owned and Securities Sold, Not Yet Purchased – At Fair Value

September 30, 2017	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 1,077,196	-
State and municipal government obligations	49,786,743	-
Corporate obligations	1,191,931	-
Stocks	1,784,171	-
Other	64,616	-
	$53,904,657	-

5. Fair Value Measurements

The Company's assets and liabilities that are recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's fair value measurements accounting policies.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2017	Level 1	Level 2	Level 3
Assets				
U.S. Government and federal agency obligations	$ 1,077,196	$1,077,196	$ -	$ -
State and municipal government obligations	49,786,743	-	49,786,743	-
Corporate obligations	1,191,931	-	1,191,931	-
Stocks	1,784,171	-	1,784,171	-
Other	64,616	-	64,616	-
Securities owned	$53,904,657	$1,077,196	$52,827,461	$ -
Liabilities				
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended September 30, 2017.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The Company maintains a margin account with the Clearing Agent. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or a margin loan payable.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations consist of the following:

September 30, 2017	Receivable	Payable
Clearing deposit	$3,500,000	$ -
Fees and commissions receivable/payable, net	5,105,344	-
Amounts due from / to brokers and dealers and clearing organizations	789,077	-
Margin loan payable	-	21,796,512
	$9,394,421	$21,796,512

7. Subordinated Liability

As of September 30, 2017, the Company has a seven year $7 million subordinated note payable to the Clearing Agent. The subordinated note has an interest rate of 0% and requires annual installment payments of $1 million. The installment payments are due annually beginning in March 2018.

The subordinated note payable is available in computing net capital under the SEC uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold, not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company may also be exposed to risk if the counterparties of these transactions do not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

9. Clearing Arrangement

In February 2017, the Company transitioned its customer accounts, funds and securities over to the Clearing Agent and began utilizing them for clearance, execution and custody services. As a result of this transition, all customer accounts, other than certain mutual fund and annuities held directly by other third party custodians, are carried with the Clearing Agent on a fully-disclosed basis. The services provided by the Clearing Agent include, but are not limited to (i) clearance and settlement of securities transactions; (ii) the custody (or safekeeping), receipt, and delivery of funds and securities; (iii) executing customer trades; (iv) generating, preparing, and mailing of customer trade confirmations and account statements; and (v) carrying customer account balances and positions on the Clearing Agent's books and records.

Commissions are collected by the Clearing Agent and remitted, net of clearing charges, to the Company at least monthly. At September 30, 2017, the Company recorded a receivable from the Clearing Agent of $5.1 million in receivables from brokers, dealers and clearing organizations.

On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost or expense as a result of a failure of any customer of the Company introduced to the Clearing Agent to make timely payments to meet their financial obligations. As of September 30, 2017, there were no significant liabilities payable to the Clearing Agent related to customer activity.

9. Clearing Arrangement (continued)

The transfer of all customer funds and securities to the Clearing Agent eliminated the customer receivables and payables recorded by the Company and resulted in a net cash settlement of $68.3 million from the Clearing Agent.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items or the minimum required. At September 30, 2017, net capital was $35.8 million, which exceeded the minimum required amount by $34.8 million.

The Company has entered into an agreement with the Clearing Agent that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets held in proprietary accounts of an introducing broker and to permit the Company to use its assets held by or on deposit with the Clearing Agent in its net capital computations. In addition the agreement requires the Company to maintain a minimum net capital amount of $10 million at all times.

Distributions to the Parent may require regulatory notification if such amounts would cause equity capital to fall below the level existing at inception ($363.9 million at March 31, 2008). The Company made distributions to the Parent of $98.9 million during the year of which $88.9 million required pre-approval from regulatory authorities.

11. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2017.

The Company provides indemnification in connection with certain securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions; however, based on past experience, management believes the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

11. Commitments (continued)

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to the Clearing Agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2017 and 2025. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2018	$ 6,910,000
2019	5,803,000
2020	5,239,000
2021	3,148,000
2022	942,000
Thereafter	1,192,000
Total	$23,234,000

The Company has entered into certain agreements that contain termination penalties if the agreements are cancelled prior to their expiration dates. While some of these termination penalties are significant, the Company has no intention to terminate any of these agreements prior to the expiration dates as of September 30, 2017.

12. Litigation and Regulatory Matters

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have a broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

12. Litigation and Regulatory Matters (continued)

Asserted claims against the Company are approximately $2.7 million in the aggregate, as well as pending lawsuits with unspecified claim assertions as of September 30, 2017. The Company has accrued a liability of $355,000 for legal and regulatory matters as of September 30, 2017, based upon its estimate of probable incurred losses; however, the estimate is subject to various uncertainties. Additional losses related to these identified legal and regulatory matters, if any, could be material.

13. Employee Benefits

The Company participates in a contributory 401(k) plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a non-discretionary match of 50% of the first 6% of eligible compensation to the Plan (subject to compensation limits as determined annually by the IRS). An additional discretionary match may also be made, dependent upon the performance of the Company and overall economic conditions, at the discretion of the Company's Executive Compensation Committee.

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these agreements is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. The Company has $600,000 accrued in other liabilities for claims estimated to be incurred but not yet reported at September 30, 2017.

14. Other Related Party Transactions

The Company has a receivable from the Parent of $25.8 million. The receivable represents balances incurred in the normal course of operations to fund short-term needs of the Parent and are typically settled on a regular basis.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of September 30, 2017, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.